Sao Paulo-SP, April 30, 2003.
SUAC-1800/2003.


COMISSAO DE VALORES MOBILIARIOS
Superintendencia de Relacoes com Empresas
Rio de Janeiro-RJ


Dear Sirs,


Reference:    BANCO ITAU HOLDING FINANCEIRA S.A.
              ANNUAL GENERAL AND EXTRAORDINARY
              GENERAL MEETING OF APRIL 30, 2003

1. Pursuant to the provisions of CVM Instruction 202/93, Article 16, subsection V, we are pleased to inform you of a summary of decisions taken by the above-mentioned meetings:
a)  approval of the management accounts for the financial year 2002;
b) election of the members of the Administrative, Consultative and Fiscal Councils;
c) establishment of the amount for the compensation of members of the Administrative and Consultative Councils, the Board of Directors and the International Consultative Committee and the remuneration of the Fiscal Councilors;
d) cancellation of 646,481,800 common book entry shares issued by the company and held as treasury stock, with no reduction in the value of the capital stock.
2. The respective minutes of the above mentioned meetings will be forwarded through the IPE- Periodic and Eventual System to you within the time frame established in article 16, VI of the aforesaid Instruction.

Sincerely



BANCO ITAU HOLDING FINANCEIRA S.A.
Alfredo Egydio Setubal, Investor Relations Director

Copy to:
- BOLSA DE VALORES DE SAO PAULO
  Superintendencia Executiva de Operacoes
  Gerencia de Relacoes com Empresas (GRE)